Exhibit 99.1

VivoPower Announces Leadership Changes

LONDON, February 19, 2026 (GLOBE NEWSWIRE) - VivoPower International PLC (Nasdaq: VVPR) (“VivoPower” or the “Company”), a leading B Corp-certified global developer and owner of powered land and data center infrastructure for AI compute applications, today announced changes to its executive leadership team.

As part of the Company’s strategic focus on powered land and data center infrastructure — reflected in its recently announced acquisition of 291MW of powered sites in Finland, the securing of site and power access for a 25MW data center platform in the United Arab Emirates, and the successful completion of a $30 million PIPE financing, as well as the proposed acquisition of a 40MW energized Norway data center expected to add approximately $10 million in pro forma EBITDA — and following the transfer of its digital asset treasury business to its Korean partners, David Mansfield (Chief Financial Officer), Keith Loose (Chief Technology Officer), and Gary Challinor (Company Secretary) will be departing the Company. VivoPower thanks David, Keith, and Gary for their contributions and wishes them success in their future endeavors.

The Board continues to strengthen the Company’s executive leadership and governance framework with experienced and well-credentialed data center and AI infrastructure leaders as VivoPower advances the buildout of its sovereign-powered AI data center platform.

About VivoPower

Originally founded in 2014 and listed on Nasdaq since 2016, VivoPower is an award-winning B Corporation with a global footprint spanning the United Kingdom, Australia, North America, Europe, the Middle East, and Southeast Asia. Today, VivoPower’s mission is to be the independent, trusted partner for sovereign nations that develop and operate sustainable data center infrastructure, ensuring sovereign control over power, data, and national intelligence. In doing so, VivoPower helps sovereign nations bridge the gap between their energy assets and their AI ambitions by providing the Power-to-X infrastructure necessary to build and control their own domestic intelligence hubs.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties, and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events, and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions, or otherwise.

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